(As filed June 5, 2000)
                                                                File No. 70-9559


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION

                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                CP&L Energy, Inc.
                         (formerly CP&L Holdings, Inc.)
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601

                     (Name of company filing this statement
                   and address of principal executive offices)
              ----------------------------------------------------

                                      None.

                 (Name of top registered holding company parent
                         of each applicant or declarant)
              -----------------------------------------------------

                             Robert B. McGehee, Esq.
                  Executive Vice President and General Counsel
                         Carolina Power & Light Company
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601

                    (Name and address of agent for service)
              ----------------------------------------------------

                The Commission is requested to mail copies of all
                  orders, notices and other communications to:

Frank A. Schiller, Esq.                           William T. Baker, Jr.
Director, Legal Department                        Thelen Reid & Priest LLP
Carolina Power & Light Company                    40 W. 57th Street, 25th Floor
411 Fayetteville Street Mall                      New York, New York 10019
Raleigh, North Carolina  27601

                                TABLE OF CONTENTS


ITEM 1.DESCRIPTION OF PROPOSED TRANSACTION....................................1

       1.1.INTRODUCTION.......................................................1
       1.2.OTHER REGULATORY FILINGS...........................................2
       1.3 DESCRIPTION OF CP&L AND ITS SUBSIDIARIES...........................3
       1.4 THE EXCHANGE AGREEMENT.............................................8
       1.5 REASONS FOR THE PROPOSED REORGANIZATION...........................11

ITEM 2.FEES, COMMISSIONS AND EXPENSES........................................13


ITEM 3.APPLICABLE STATUTORY PROVISIONS.......................................14

       3.1 GENERAL...........................................................14
       3.2 APPROVAL OF THE REORGANIZATION UNDER SECTION 10...................16
           Section 10(b).....................................................16
              Section 10(b)(1)...............................................16
              Section 10(b)(2)...............................................18
              Section 10(b)(3)...............................................18
              Section 10(c)..................................................19
              Section 10(c)(1)...............................................20
              Section 10(c)(2)...............................................21
              Section 10(f)..................................................23

ITEM 4.REGULATORY APPROVAL...................................................24

ITEM 5.PROCEDURE.............................................................24

ITEM 6.EXHIBITS AND FINANCIAL STATEMENTS.....................................24

ITEM 7.INFORMATION AS TO ENVIRONMENTAL EFFECTS...............................27

     The Application/Declaration filed in this proceeding on October 18, 1999, as amended by Amendment No. 1, filed December 3, 1999, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

     1.1. Introduction.
          ------------

     CP&L Energy, Inc. (formerly CP&L Holdings, Inc.), a North Carolina corporation ("CP&L Energy"), requests authorization from the Securities and Exchange Commission ("Commission") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), to acquire all of the issued and outstanding shares of common stock of Carolina Power & Light Company ("CP&L" or the "Company"), a North Carolina corporation and an "electric utility company" within the meaning of Section 2(a)(3) of the Act. As a result of the transaction, CP&L Energy will acquire directly all of the outstanding shares of CP&L's common stock ("CP&L Common Stock"), and, indirectly, all of the outstanding common stock of North Carolina Natural Gas Corporation ("NCNG"), which is a wholly-owned subsidiary of CP&L and a "gas utility company" within the meaning of Section 2(a)(4) of the Act.

     CP&L and CP&L Energy (then named CP&L Holdings, Inc.) have entered into an Agreement and Plan of Share Exchange, dated as of August 22, 1999 (the "Exchange Agreement"), which is filed herewith as Exhibit B-1. CP&L's shareholders approved the Exchange Agreement at a special meeting of shareholders on October 20, 1999. The Exchange Agreement was approved by the affirmative vote of both a
                                                                         ----
majority of all votes entitled to be cast by holders of CP&L $5 Preferred Stock, Serial Preferred Stock, and CP&L Common Stock, voting together as a single class, and a majority of all of the votes entitled to be cast by the holders of
       ---
CP&L Common Stock, voting as a separate class.

     It is expected that the transactions contemplated in the Exchange Agreement will be implemented as soon as practicable after all regulatory approvals are obtained. The share exchange (the exchange of the outstanding CP&L Common Stock on a share-for-share basis for shares of common stock of CP&L Energy ("CP&L Energy Common Stock") pursuant to the Exchange Agreement) will become effective immediately following the close of business on the date of the filing with the North Carolina Secretary of State of Articles of Exchange pursuant to Section 55-11-05(a) of the North Carolina Business Corporation Act or at such later time and date as may be stated in such Articles of Exchange ("Effective Time").

     1.2. Other Regulatory Filings
          ------------------------

     The North Carolina Utilities Commission ("NCUC") and South Carolina Public Service Commission ("SCPSC") have approved the reorganization of CP&L into a "holding company" structure. The orders of the NCUC and SCPSC are filed herewith as Exhibits D-2 and D-4, respectively.

     The Federal Energy Regulatory Commission ("FERC") has held that the transfer of common stock of a public utility company, such as CP&L, from its existing stockholders to a holding company constitutes a transfer of the "ownership and control" of the facilities of such utility, and is thus a "disposition of facilities" subject to FERC review and approval under Section 203 of the Federal Power Act. The order of the FERC approving the transfer of CP&L's facilities is filed herewith as Exhibit D-6.

     A provision in the Atomic Energy Act requires Nuclear Regulatory Commission ("NRC") consent for the transfer of control of NRC licenses. The NRC has approved the transfer of control, resulting from the share exchange, of the operating licenses held by CP&L for H.B. Robinson Unit No. 2, Brunswick Unit Nos. 1 and 2, and Shearon Harris Unit No.1, and the Materials License No. SNM-2502 for the Robinson Independent Spent Fuel Storage Installation. The NRC's order is filed herewith as Exhibit D-8.

     CP&L holds certain licenses issued by the Federal Communications Commission ("FCC"). CP&L has obtained the FCC's approval of a pro forma change of control of the licenses. The FCC's order is filed herewith as Exhibit D-10.

     The Virginia State Corporation Commission ("VSCC") has jurisdiction over the indirect transfer of the stock of CP&L's subsidiary, Interpath Communications, Inc. ("Interpath"), a telephone public service company with operations in Virginia. The VSCC order approving the transfer of Interpath's stock, resulting from the share exchange, is filed herewith as Exhibit D-12.

     1.3. Description of CP&L and its Subsidiaries.
          ----------------------------------------

     CP&L is a regulated public utility incorporated under the laws of the State of North Carolina. It is primarily engaged in the business of generating, purchasing, transmitting and distributing electricity in portions of North Carolina and South Carolina. The Company provides electric service to more than
1.2 million customers in a 30,000 square-mile area, including a substantial portion of the coastal plain of North Carolina extending to the Atlantic Ocean between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, an area of northeastern South Carolina and an area in western North Carolina in and around the City of Asheville. The estimated total population of the area served is approximately 3.9 million.

     At December 31, 1999, CP&L had a total system installed generating capability (including the North Carolina Eastern Municipal Power Agency's share of certain jointly-owned generating units that are operated by CP&L) of 10,128 MW, 5,857 pole miles of transmission lines, including 292 miles of 500 kV lines and 2,857 miles of 230 kV lines, and approximately 44,294 pole mile of overhead lines and approximately 13,842 miles of underground lines. CP&L is subject to regulation by the NCUC and the SCPSC with respect to retail electric rates, securities issuances, affiliate transactions, and other matters, and by FERC with respect to wholesale electric and electric transmission rates.

     CP&L is also a "holding company" by reason of its ownership of all of the issued and outstanding common stock of NCNG, a gas utility company that CP&L acquired on July 15, 1999.1 NCNG, a Delaware corporation, is engaged in the transportation and distribution of natural gas through approximately 1,128 miles of transmission pipeline and approximately 2,865 miles of distribution mains. NCNG sells and delivers gas to approximately 115,000 customers in 110 cities and towns in eastern and south central North Carolina and four municipal gas distribution systems that serve an additional 46,764 end users. The estimated total population of the territory served by NCNG is 2.6 million. There is

------------------------
     1    See Re: Carolina Power & Light Company, et al., 194 P.U.R. 4th 258
(July 13, 1999). Through another subsidiary, CP&L is engaged in a venture to develop a natural gas pipeline and distribution system in several counties in eastern North Carolina that are not now served with gas. The acquisition of and ownership of that entity will be the subject of a separate application with the Commission.

substantial overlap between CP&L's electric service area and NCNG's gas service area. It is estimated that approximately 29% of NCNG's retail and wholesale gas customers are also electric customers of CP&L. NCNG is also subject to regulation by the NCUC with respect to rates, securities issuances, affiliate transactions, and other matters.

     CP&L currently claims an exemption from the registration requirements of the Act pursuant to Section 3(a)(2) and Rule 2 promulgated thereunder because it is predominantly a public utility company whose operations as such are confined to North Carolina and states contiguous thereto. See File No. 69-477.

     CP&L's principal direct and indirect non-utility subsidiaries include:

     Cape Fear Energy Corporation, a gas marketer that is engaged in the business of purchasing natural gas for NCNG's system supply and for resale to large industrial users and the municipalities served by NCNG, as well as the business of providing energy management services.

     Capitan Corporation, which was organized to hold title to certain land and water rights.

     CaroFinancial, Incorporated, which holds various passive investments.

     CaroFund, Incorporated, which participates through CaroHome, LLC and other ventures in which CaroHome, LLC has invested, in affordable housing projects for low-income individuals in North Carolina.

     NCNG Energy Corporation, which holds certain energy-related investments and sells natural gas to resellers.

     Interpath Communications, Inc., which, through subsidiaries, provides internet-based services and markets fiber optics capacity to telecommunications carriers.

     Monroe Power Company, an "exempt wholesale generator" within the meaning of
Section 32 of the Act, which owns and operates a 160 MW simple-cycle combustion turbine unit in Monroe, Georgia.2

     Strategic Resource Solutions Corp., which directly and through subsidiaries designs, develops, installs and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide.

     CP&L also holds interests in several partly-owned subsidiaries which are engaged in, among other businesses, making investments in affordable housing projects, renovating historic buildings in North Carolina, and providing venture capital to entrepreneurial ventures formed to develop and commercialize new technology to benefit electric utilities.

     For the year ended December 31, 1999, CP&L's consolidated operating revenues (pro forma to include the results for a full year of operations of NCNG in 1999) were $3.5 billion, of which $3.14 billion (90.6%) were derived from electric utility operations, $201 million (5.8%) from regulated natural gas operations, and $125 million (3.6%) from diversified non-utility activities. At

------------------------
     2    See Monroe Power Company, 87 F.E.R.C.ss.61,238 (May 28, 1999).

December 31, 1999, CP&L had consolidated assets of $9.5 billion, including net utility plant of $6.8 billion. As of April 30, 2000, CP&L had issued and outstanding 159,636,055 shares of Common Stock, without par value, which is listed for trading on the New York and Pacific Stock Exchanges.

     On August 22, 1999, CP&L, CP&L Energy and Florida Progress Corporation ("Florida Progress"), an exempt electric utility holding company pursuant to
Section 3(a)(1) of the Act and Rule 2 thereunder,3 entered into an Agreement and Plan of Exchange, which was amended and restated on March 3, 2000, pursuant to which CP&L Energy has agreed to acquire all of the issued and outstanding common stock of Florida Progress for a combination of cash and shares of CP&L Energy Common Stock. The transaction is subject to shareholder approvals and approvals by various state and federal regulatory commissions, including this Commission, and satisfaction of other conditions precedent. CP&L Energy has filed a separate application pursuant to Sections 9(a) and 10 of the Act requesting approval for the merger with Florida Progress. See File No. 70-9643. Upon consummation of the merger transaction, CP&L Energy intends to register as a holding company pursuant to Section 5 of the Act.4

------------------------
     3    See Statement by Florida Progress Corporation on Form U-3A-2 filed pursuant to Rule 2. File No. 69-267.

     1.4. The Exchange Agreement.
          ----------------------

     To carry out the proposed reorganization, CP&L has organized CP&L Energy under the laws of the State of North Carolina. CP&L Energy is currently a direct, wholly-owned subsidiary of CP&L with nominal capitalization. CP&L Energy owns no utility assets and is not currently a "public utility company" or a "holding company" for purposes of the 1935 Act. In the share exchange:

          (1) each share of CP&L Common Stock outstanding immediately prior to the Effective Time of the share exchange shall be automatically exchanged for one new share of CP&L Energy Common Stock;

          (2) CP&L Energy shall acquire and become the owner of all of the issued and outstanding shares of CP&L Common Stock;

          (3) the shares of CP&L Energy Common Stock outstanding immediately prior to the Effective Time shall be canceled;

          (4) the former holders of CP&L Common Stock shall be entitled only to receive shares of CP&L Energy Common Stock in exchange therefor; and

          (5) the directors of CP&L shall become the directors of CP&L Energy.

     As a result, upon completion of the share exchange, CP&L Energy will become a statutory "holding company," CP&L will be a direct wholly-owned subsidiary of CP&L Energy, and all of the CP&L Energy Common Stock outstanding immediately after the share exchange will be owned by the former holders of CP&L Common Stock outstanding immediately prior to the share exchange. Following the share

------------------------
     4    For more information concerning the proposed merger with Florida
Progress, including a copy of the Agreement and Plan of Exchange, see the Form U-1 application in File No. 70-9643, dated March 14, 2000.

exchange, the stock of NCNG and of some of CP&L's existing non-utility subsidiaries may be transferred to CP&L Energy and become direct subsidiaries of CP&L Energy.

     Except for the possible exercise of dissenters' rights, CP&L's outstanding preferred stock will not be exchanged or otherwise affected in the share exchange and will continue to be the preferred stock of CP&L. CP&L preferred stock will continue to rank senior to CP&L Common Stock as to dividends and as to the distribution of CP&L's assets upon a liquidation. The current indebtedness of CP&L will continue to be direct obligations of CP&L and will be neither assumed nor guaranteed by CP&L Energy in connection with the share exchange. CP&L's first mortgage bonds will continue to be secured by first mortgage liens on all of the properties of CP&L that are currently subject to such liens.

     The Board of Directors' decision to exchange CP&L Common Stock for CP&L Energy Common Stock was primarily based on the Board's desire to confer the expected benefits of the share exchange on those investors who are best placed to enjoy such benefits, namely the holders of CP&L Common Stock. The Board's decision not to exchange CP&L's preferred stocks in the share exchange was primarily based on the Board's desire not to alter, or potentially alter, the nature of the investment decision represented by CP&L's preferred stocks (namely, a direct investment in a regulated utility) and the priority position of the CP&L's preferred stockholders with respect to dividends and assets on liquidation.

     The consolidated assets and liabilities of CP&L and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of CP&L Energy and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by CP&L and its subsidiaries will continue to be conducted after the Effective Time by CP&L and such subsidiaries, as direct or indirect subsidiaries of CP&L Energy.

     The share exchange will have no impact on the regulation of CP&L and NCNG. CP&L and NCNG will both continue to be subject to regulation by the NCUC as to rates, securities issuances and other matters, and CP&L will also continue to be subject to such regulation by the SCPSC. FERC will continue to regulate the terms and conditions of CP&L's transmission of electricity, along with transmission interconnections and ancillary services, as well as the terms and conditions of its sales of electric energy for resale. The NRC will continue to review and regulate CP&L's operation of the two Brunswick nuclear units and the H.B. Robinson nuclear unit. The FCC will continue to regulate CP&L's use of radio and microwave frequencies for utility operations.

     CP&L will remain a reporting company under the Securities Exchange Act of 1934, as amended ("1934 Act"). Prior to the share exchange, CP&L Energy will apply to have its common stock listed on the New York Stock Exchange. It is anticipated that CP&L Energy Common Stock will be listed and traded on such stock exchange upon consummation of the share exchange, whereupon CP&L Energy will be required to file reports with the Commission pursuant to Section 13(a) of the 1934 Act. The CP&L Common Stock will cease to be listed on the New York Stock Exchange following the share exchange.

     The share exchange is subject to the satisfaction of the following conditions (in addition to approval of the Exchange Agreement by CP&L's shareholders, which has been obtained): (i) all necessary orders, authorizations, approvals, or waivers from state and federal regulatory bodies, boards, or agencies having jurisdiction have been obtained, remain in full force and effect, and do not include, in the sole judgment of the Board of Directors of CP&L, unacceptable conditions; and (ii) shares of CP&L Energy Common Stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the New York Stock Exchange.

     CP&L Energy has filed with the Commission a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"). See Exhibit C-1 hereto. The Prospectus/Proxy Statement contained in the Registration Statement was filed for the purpose of (i) registering the shares of CP&L Energy Common Stock to be issued in exchange for the CP&L Common Stock pursuant to the share exchange and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of CP&L's common and preferred shareholders.

     1.5. Reasons for the Proposed Reorganization.
          ---------------------------------------

     Transformation to a holding company structure will enable CP&L to respond more effectively to the changes facing the energy industry today and to take better advantage of the opportunities that will be available in the coming years. Among other benefits, the formation of a holding company will permit a clearer separation of regulated and unregulated businesses, and will provide greater flexibility in establishing and financing new business initiatives.

     The electric power industry has gone through rapid change in recent years. Although it is impossible to predict the precise nature of the regulatory environment in coming years, it is likely that such changes will affect CP&L's existing businesses, and may also create opportunities for new initiatives. In keeping with CP&L's long-term strategy to become a regional provider of energy products and services and its previously announced goals for increasing revenues and earnings, CP&L Energy will likely explore new business opportunities and acquisitions in the future. Some of these opportunities will be within the regulated portions of CP&L Energy's business; others will be unregulated.

     The holding company structure is quite common, particularly where regulated and non-regulated businesses are both part of one corporate family. Several electric utilities have undergone a similar conversion in recent years. This structure will provide CP&L the optimal regulatory and financial flexibility to compete effectively, no matter what the competitive landscape looks like.

     As indicated, some of CP&L's current subsidiaries may become direct subsidiaries of CP&L Energy following the share exchange, and in the future new entities or acquisitions may also be direct subsidiaries of CP&L
Energy.5 This will allow a more complete functional and financial separation in CP&L Energy's regulated and unregulated businesses. Importantly, investments in non-utility businesses will not have to be financed by CP&L, which should help to minimize concerns about cross-subsidization of the costs of new enterprises by CP&L and its customers.

     The holding company structure will also allow management to make decisions based on the specific needs and characteristics of these non-traditional businesses, such as financing requirements and capital structures, outside of the regulatory regime. At the same time, CP&L will continue, in a substantially unchanged form, as a separate subsidiary of CP&L Energy and will remain subject to the jurisdiction of the NCUC, the SCPSC, the FERC, the NRC and other governmental authorities.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the reorganization, by the applicant or any associate company of the applicant, are estimated at approximately $2,300,000, which includes the Commission's filing fee under the 1933 Act of $1,632,952, legal fees and expenses of approximately $325,000, costs of printing, mailing, proxy solicitation and proxy tabulation totaling approximately $327,000, and other miscellaneous costs.


------------------------
     5    Following the share exchange, CP&L Energy intends to form a subsidiary service company to provide shared services to CP&L Energy's subsidiaries.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     3.1. General.
          -------

     Sections 9(a)(2) and 10 of the 1935 Act are applicable to the share exchange. Section 9(a)(2) of the 1935 Act requires Commission approval before any person may acquire, directly or indirectly, 5% or more of the voting securities of any public-utility company if such person is already an "affiliate," as defined in Section 2(a)(11)(A) of the Act, of any other public-utility company or would, by reason of such acquisition, become an "affiliate" of more than one "public-utility company." As a result of the share exchange, CP&L Energy will become an "affiliate" of both CP&L and NCNG.

     In addition, upon consummation of the share exchange, CP&L Energy will be a "holding company" within the meaning of Section 2(a)(7)(A) of the 1935 Act and would be required to register unless it can qualify for an exemption. CP&L Energy intends to claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2 by filing a statement on Form U-3A-2 immediately after the share exchange.6

------------------------
     6    Section 3(a)(1) of the Act provides an exemption for a holding company if:

     "such holding company, and every subsidiary thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized."

     CP&L Energy will not derive a "material" part of its income from NCNG which, although it operates exclusively in North Carolina, is incorporated in Delaware. Further, CP&L Energy believes the public-utility operations of CP&L outside of North Carolina are not so large as to affect the essentially intrastate (i.e., North Carolina) character of its business. For the year ended December 31, 1999, CP&L had operating electric utility revenues of $3.14 billion, of which approximately 85% were derived from operations in North Carolina. In 1999, CP&L sold 54,759,160,807 kilowatt-hours of electricity, of which approximately 85% were sold in North Carolina. Including NCNG's operations, the CP&L Energy system as a whole will derive approximately 86% of utility revenues from operations in North Carolina, based on 1999 results (including a full year of results of NCNG).


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


     The Commission has approved the formation of a holding company over existing public-utility companies on numerous occasions. See, e.g.; NSTAR, Holding Co. Act Release No. 27067 (Aug. 24, 1999); Niagara Mohawk Holdings, Inc., Holding Co. Act Release No. 26986 (March 4, 1999); Atlanta Gas Light Co., Holding Co. Act Release No. 26482 (March 5, 1996); SIGCORP, Holding Co. Act Release No. 26431 (Dec. 14, 1995); Providence Energy Corporation, Holding Co. Act Release No. 26420 (Nov. 30, 1995); PP&L Resources, Inc., Holding Co. Act Release No. 26248 (March 10, 1995); WPS Resources Corporation, Holding Co. Act Release No. 26101 (Aug. 10, 1994); Unicom Corporation, Holding Co. Act Release No. 26090 (July 22, 1994); Illinova Corporation, Holding Co. Act Release No. 26054 (May 18, 1994); KU Energy Corporation, Holding Co. Act Release No. 25409 (Nov. 13, 1991); and CIPSCO Incorporated, Holding Company Act Release No. 25152 (Sept. 18, 1990).

     For the reasons explained below, the Commission should grant approval of the reorganization pursuant to Section 9(a)(2) of the 1935 Act based upon the transaction's compliance with the applicable standards of Section 10.

     3.2. Approval of the Reorganization under Section 10.
          -----------------------------------------------

     The standards for approval of the share exchange are contained in Sections 10(b), 10(c) and 10(f) of the Act. The reorganization should be found to meet these standards.

     Section 10(b). Section 10(b) requires the Commission to approve an
     -------------
acquisition if the requirements of Section 10(f) (see discussion below) are satisfied unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

CP&L Energy respectfully submits that no adverse finding should be made under any of these paragraphs.

     Section 10(b)(1). The share exchange merely involves an internal corporate reorganization that will result in CP&L Energy becoming a "holding company" within the meaning of the 1935 Act over CP&L and NCNG. No other "public utility company" will be involved in the reorganization. The consolidated assets and liabilities of CP&L and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of CP&L Energy and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by CP&L and its subsidiaries will continue to be conducted after the Effective Time by CP&L and such subsidiaries as direct or indirect subsidiaries of CP&L Energy. The reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by CP&L. Consequently, the reorganization should not be deemed to "tend towards interlocking relations...of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers" within the meaning of Section 10(b)(1).

     For the same reasons, the reorganization will not tend toward any "concentration of control of public utility companies" that might be detrimental to the public interest or the interests of consumers or investors. Importantly, the reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by CP&L and "will therefore have no effect on the concentration of control of public utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296, 300 (Dec. 18,
1986). In addition, the competitive impact of the reorganization was fully considered by the FERC. A detailed explanation of the reasons why the reorganization will not adversely affect competition is set forth in the FERC application filed as D-5 hereto. The Commission may "watchfully defer" to FERC in such matters. See City of Holyoke v. SEC, 972 F.2d 358, 363-64 (D.C. Cir.
1992), quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

     Section 10(b)(2). Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration to be given in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. As discussed above, the share exchange involves the exchange of each share of CP&L Common Stock for a share of CP&L Energy Common Stock; no cash or other form of consideration will be given in exchange for CP&L Common Stock. Because the proportion of each common shareholder's ownership will be unchanged, the consideration is fair and reasonable. See Wisconsin Energy Corp., supra, 37 SEC Docket at 300.

     Finally, CP&L Energy believes that the fees, commissions and expenses paid or to be paid in connection with the share exchange are reasonable and customary for a transaction of this kind and are not material when measured against CP&L's consolidated book value or the earning capacity of its assets.

     Section 10(b)(3). Section 10(b)(3) of the 1935 Act requires the Commission to determine if a proposed transaction will unduly complicate the capital structure of the holding company, or will be detrimental to the public, investors or consumers. No such effect will result from the reorganization.

     The reorganization will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the holding company system to be established. Pursuant to the reorganization, CP&L Energy will acquire all of the CP&L Common Stock. No minority common stock interest in CP&L will remain and the rights of the existing debt and preferred equity securities holders of CP&L will be unaffected. The consolidated assets and liabilities of CP&L and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of CP&L Energy and its subsidiaries after the Effective Time.

     All the business and operations conducted before the Effective Time by CP&L and its subsidiaries will continue to be conducted after the Effective Time by CP&L and such subsidiaries, as direct or indirect subsidiaries of CP&L Energy. Moreover, control of the system will remain in the hands of CP&L's common shareholders, who will become the holders of all of the issued and outstanding shares of CP&L Energy Common Stock. Consequently, as the Commission has found in similar circumstances, the reorganization will not result in any complexity of capital structure contrary to Section 10(b)(3). See, e.g., CIPSCO Incorporated, supra; Wisconsin Energy Corp., supra.

     Finally, the reorganization will have only a limited effect on the rights of the holders of CP&L Common Stock. The material differences between the voting and other rights of holders of CP&L Energy Common Stock and CP&L Common Stock are described at pages 21-24 of the Prospectus/Proxy Statement (included in Exhibit C-1).

     Section 10(c). Section 10(c) of the Act states that, notwithstanding the
     ------------
provisions of Section 10(b), the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

          (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated utility system.

In this case, the requirements of Section 10(c) are satisfied.

     Section 10(c)(1). Under Section 10(c)(1), the Commission may not approve an acquisition that "is unlawful under the provisions of section 87 or is detrimental to the carrying out of the provisions of section 11." Section 11(b)(1) of the Act, with an exception, provides that a registered holding company must limit its operations to a single integrated public-utility system, either electric or gas. In this case, CP&L's electric utility properties constitute an integrated electric system, as defined in Section 2(a)(29)(A) of the Act, and NCNG's gas utility properties constitute an integrated gas system within the meaning of Section 2(a)(29)(B) of the Act.

     Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A) - (C) (the "ABC clauses") are satisfied. By its terms, however,
Section 11(b)(1) applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by a holding company, such as CP&L Energy, which will be exempt and whose ownership of both gas and electric operations in North Carolina is permitted and subject to "affirmative state regulation." See WPL Holdings, Inc., 49 S.E.C. 761 at 770 (1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 50


------------------------
     7    Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory unless expressly approved by a State commission where State law prohibits or requires approval of any such acquisition.

S.E.C. 728 (1991); Dominion Resources, Inc., Holding Company Act Release No. 24618 (April 5, 1988).

     The Commission has also previously held that a holding company may acquire utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC" clauses, provided that there is de facto integration of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition.8 In this case, CP&L Energy intends to claim an exemption from the registration requirements under the Act pursuant to Section 3(a)(1). Further, there is and will continue to be following the reorganization de facto integration of CP&L's electric and NCNG's gas utility properties.9
As stated, there is substantial overlap of the service areas of CP&L and NCNG in North Carolina. Further, since acquiring NCNG on July 15, 1999, CP&L has been in engaged in the process of coordinating the operations and corporate functions of these two companies in areas such as gas purchasing.

     Section 10(c)(2). In the context of the formation of a new holding company over an existing public utility, the Commission has held that the structural


------------------------
     8    See e.g., TUC Holding Co., et al., Holding Company Act Release No.
26749 (August 1, 1997); Sempra Energy, Holding Company Act Release No. 26890 (June 26, 1998); and PP&L Resources, Inc., et al., Holding Company Act Release No. 26905 (August 12, 1998).

     9    CP&L Energy also believes that its retention of NCNG as an additional integrated public-utility system following CP&L Energy's registration under the Act will satisfy the standards under the "ABC" clauses. This issue has been addressed in CP&L Energy's application for approval to acquire Florida Progress.

change must result in significant benefits to the holding company system. CIPSCO Inc., Holding Co. Act Release No. 25152 (Sept. 18, 1990).

     As discussed above in Item 1, the holding company structure resulting from the share exchange will yield significant benefits in the form of economies and efficiencies. Among other benefits, the holding company structure will permit CP&L to adjust capital ratios to appropriate levels through dividends to, or equity investments from, CP&L Energy. See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 25377 (1991). This ability to adjust the components of CP&L's capital structure would also increase general financial flexibility, allowing CP&L to take advantage of more attractive financing opportunities that might not otherwise be available. See CIPSCO Inc., supra.

     The reorganization should also help to broaden CP&L's financial base and its investment appeal by reducing the system's dependence on its utility operations. This diversity should also increase financing alternatives and efficiencies, since financing may be tailored to the specific needs and circumstances of the individual utility and non-utility businesses. As the Commission has noted in similar circumstances, "[l]ower-cost financing can enhance efficient utility operations and benefit ratepayers and senior security holders." KU Energy Corp., supra, 50 SEC Docket at 296.

     The Commission has noted in analogous cases that such financial and organizational advantages satisfy Section 10(c)(2). See WPL Holdings, Inc., supra. Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable." American Electric Power Co., 46 SEC 1299, 1322 (1978). Accord, Centerior Energy Corp., 35 SEC Docket 769, 775 (April 29,

1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable"). In this case, CP&L Energy believes that the reorganization will provide significant financial and organizational advantages and the resulting substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2).

     The Commission has held that the economical and efficient development of an existing integrated system satisfies the requirements of Section 10(c)(2) of the
--------
1935 Act. See WPL Holdings, Inc., supra. The electric utility system of CP&L and the gas utility system of NCNG constitute an integrated electric utility system and an integrated gas utility system within the meaning of Section 2(a)(29) (A) and (B) of the 1935 Act, respectively, and will remain so after the reorganization. CP&L's service territory will not change as a result of the proposed corporate reorganization. Consequently, the standards of Section 10(c)(2) are satisfied.

     Section 10(f).  Section 10(f) provides that:
     -------------

     The Commission shall not approve any acquisition . . . under this section unless it appears to the satisfaction of the Commission that such state laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As indicated in Item 1, the reorganization has been approved by the NCUC and the SCPSC. In addition, the reorganization will be consummated in compliance with all other applicable North Carolina laws.

ITEM 4.   REGULATORY APPROVAL

     In addition to approval by this Commission, the proposed corporate restructuring requires the approval of the NCUC, the SCPSC, the FERC, the NRC, the FCC, and the VSCC. CP&L has obtained the approvals of each of these commissions. No other state or federal commission has jurisdiction over the reorganization.

ITEM 5.   PROCEDURE

     The reorganization is anticipated to be implemented as soon as practicable. To facilitate this schedule, CP&L Energy respectfully requests the Commission to enter an order granting and permitting this application to become effective by June 15, 2000.

     CP&L Energy waives a recommended decision by a hearing officer or any other responsible officer of the Commission and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. CP&L Energy consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     EXHIBITS:
     ---------

     *A-1      Amended and Restated Articles of    Included as "Exhibit B" to
               Incorporation of CP&L Holdings,     Exhibit C-1 hereto
               Inc. (now CP&L Energy, Inc.)

     *A-2      Amended and Restated By-Laws of     Included as "Exhibit C" to
               CP&L Holdings, Inc. (now CP&L       Exhibit C-1 hereto
               Energy, Inc.)

     *B-1      Agreement and Plan of Share         Included as "Exhibit A" to
               Exchange, dated as of August 22,    Exhibit C-1 hereto
               1999

     *C-1      Registration  Statement on Form     Incorporated by reference
               S-4 filed August 31, 1999 by        to File No. 333-86243
               CP&L Holdings, Inc. (including
               Proxy Statement)

      D-1      NCUC Application of CP&L and NCNG   Filed herewith
               to Transfer Ownership

      D-2      NCUC Order                          Filed herewith

      D-3      SCPSC Application of CP&L to        Filed herewith
               Transfer Ownership

      D-4      SCPSC Order                         Filed herewith

      D-5      FERC Application Under Section      Filed herewith
               203 of the Federal Power Act

      D-6      FERC Order of Approval              Filed herewith

      D-7      NRC Application under Atomic        Filed herewith
               Energy Act

      D-8      NRC Order                           Filed herewith (Paper format
                                                   filing on Form SE pursuant
                                                   to permanent hardship
                                                   exemption)

      D-9      FCC Application for Transfer        Filed herewith (Paper format
               of Licenses                         filing on Form SE pursuant
                                                   to permanent hardship
                                                   exemption)

      D-10     FCC Order                           Filed herewith (Paper format
                                                   filing on Form SE pursuant
                                                   to permanent hardship
                                                   exemption)

      D-11     VSCC Petition for Authority to      Filed herewith
               Transfer Stock of Interpath

      D-12     VSCC Order                          Filed herewith

       E       Map of Service Territories of       Filed herewith (Paper format
               CP&L and NCNG                       filing - Form SE)

      F-1      Preliminary Opinion of Counsel      Filed herewith

      F-2      Past-Tense Opinion of Counsel       To be filed pursuant to
                                                   Rule 24

      *H       Form of Federal Register Notice

   */ Previously filed.
  _

      FINANCIAL STATEMENTS:
      --------------------

      FS-1      CP&L Consolidated Statements of      Incorporated by reference
                Income for year ended December       to Annual Report of CP&L
                31, 1999                             on Form 10-K for the year
                                                     ended December 31, 1999 in
                                                     File No. 1-3382

      FS-2      CP&L Consolidated Balance Sheets     Incorporated by reference
                as of December 31, 1999              to Annual Report of CP&L
                                                     on Form 10-K for the year
                                                     ended December 31, 1999 in
                                                     File No.1-3382.

      FS-3      CP&L Consolidating and Pro           Incorporated by reference
                Forma Combined Balance Sheets        to Statement on Form U-3A-2
                as of December 31, 1999              of CP&L for the year ended
                                                     December 31, 1999 in File
                                                     No. 69-477.

      FS-4      CP&L Consolidating and Pro           Incorporated by reference
                Forma Combined Income                to Statement on Form U-3A-2
                Statements for the year              of CP&L for the year
                ended December 31, 1999              ended December 31, 1999 in
                                                     File No. 69-477.

      FS-5      CP&L Consolidated Statements of      Incorporated by reference
                Income for the period ended          to Quarterly Report of
                March 31, 2000                       CP&L on Form 10-Q for the
                                                     period ended March 31, 2000
                                                     in File No.1-3382.

      FS-6      CP&L Consolidated Balance Sheets     Incorporated by reference
                as of March 31, 2000                 to Quarterly Report of CP&L
                                                     on Form 10-Q for the period
                                                     ended March 31, 2000 in
                                                     File No.1-3382.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     CP&L Energy does not believe that the proposed transaction will involve a "major federal action" or will "significantly affect the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The proposed transaction will not result in changes in the operations of CP&L that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the reorganization.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CP&L Energy, Inc.

                                        By: /s/ William Cavanaugh III
                                           ---------------------------
                                        Name:  William Cavanaugh III
                                        Title: President and Chief
                                               Executive Officer

Date: June 5, 2000